February 18, 2014

VIA EDGAR CORRESPONDENCE and OVERNIGHT MAIL

Ms. Jennifer Thompson Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561
Re:	Systemax Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 14, 2013 Definitive Proxy Statement on Schedule 14A Filed April 30, 2013 File No. 001-13792

Dear Ms. Thompson:

We are in receipt of your February 4, 2014 letter (the "Comment Letter") to Mr. Lawrence P. Reinhold, Executive Vice President and Chief Financial Officer of Systemax Inc. (the "Company"), setting forth the comments of the Staff of the Securities and Exchange Commission to the above-referenced public filings of the Company. As discussed by Mr. Eric Lerner of Systemax with Ms. Elizabeth Walsh, per our request this is to confirm on behalf of the Company her agreement on behalf of the Staff that the Company will provide its response to the Comment Letter by February 25, 2014.

Very truly yours,

/s/ Eric M. Lerner

Eric M. Lerner
Senior Vice President